August 14, 2025

David Sealock
Chairman and Chief Executive Officer
Sky Quarry Inc.
700 W. 700 South, Suite 101
Woods Cross, Utah 84087

       Re: Sky Quarry Inc.
           Registration Statement on Form S-1
           Filed July 18, 2025
           File No. 333-288770
Dear David Sealock:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed July 18, 2025
Risk Factors, page 7

1. We note that on March 28, 2025, you received a letter from Nasdaq indicating that, for the prior 30 consecutive business days, the bid price for the
Company   s common
       stock had closed below the minimum $1.00 per share requirement for continued
       listing under Nasdaq Listing Rule 5550(a)(2) and that you have until September 24,
       2025 to regain compliance. Please include a risk factor to address potential consequences of the Nasdaq notice and the length of time your stock has been trading below $1.00. In this regard, we note that the de-listing of your common stock from
       The Nasdaq Capital Market is a suspension event under the Purchase Agreement.
We may require additional financing to sustain our operations..., page 7

2. Please revise your risk factor disclosure to address the possibility that the company may not have access to the full amount available to it under the equity line.
 August 14, 2025
Page 2

Use of Proceeds, page 10

3. We note that certain proceeds exceeding $1,000,000 will be used to pay down the existing debt obligations between Foreland Refining Corporation and Libertas
       Funding, LLC. Please revise the use of proceeds to disclose the current total amount outstanding under all of the agreements and any effective interest rates. Refer to
       Instruction 4 to Item 504 of Regulation S-K.
Exhibits

4. We note you disclose in your notes to financial statements on page F-33 of your Form
       10-K for the year ended December 31, 2024 that on June 21, 2021, you entered into a governance agreement between the Company and JP Morgan, which grants to JP
       Morgan certain rights. Please file the JPM Agreement as an exhibit to your registration statement. Refer to Item 601 of Regulation S-K.
5. We note that as of the date of your Form 10-K for the year ended December 31, 2024, approximately $8,238,705 of your outstanding debt was currently past due, including debt owed to Libertas Funding LLC and LendSpark Corporation in the amount of
       $5,082,977 and $1,747,212, respectively. Please file or confirm that you have filed all material debt agreements as exhibits to your registration statement. Refer to Item
       601(b)(10) of Regulation S-K.
General

6. Please note that the completion of our review of your registration statement is subject to the resolution of our comments on your December 31, 2024 Form 10-K. To the extent applicable, please revise your registration statement disclosures to address our comments in the Form 10-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 August 14, 2025
Page 3

        Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Kevin Dougherty at 202-551-
3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Louis A. Bevilacqua